SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

------------------------------------------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(MARK ONE):


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1998


                                       OR

[    ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from             to
                               -----------    -----------

                         Commission File Number 1-10000


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              CORESTATES EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             FIRST UNION CORPORATION
                             ONE FIRST UNION CENTER
                      CHARLOTTE, NORTH CAROLINA 28288-0013

                  (a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:


                    Report of Independent Auditors.

                    Financial Statements and Supplemental Schedules:

                            Statement of Net Assets Available
                            for Benefits, January 14, 1999.

                            Statement of Net Assets Available
                            for Benefits, December 31, 1998.

                            Statement of Net Assets Available
                            for Benefits, December 31, 1997.

                            Statement of Changes in Net Assets
                            Available for Benefits, for the period
                            January 1, 1999 through January 14,
                            1999.

                            Statement of Changes in Net Assets
                            Available for Benefits, for the year ended
                            December 31, 1998.

                            Statement of Changes in Net Assets
                            Available for Benefits, for the year ended
                            December 31, 1997.

                            Notes to Financial Statements.

                            Line 27a-Assets Held for
                              Investment Purposes, December 31, 1998
                            Line 27d-Reportable Transactions, for the year
                              ended December 31, 1998


                  (b) The following Exhibit is filed as part of this Annual Report on Form 11-K:

                    Consent of Independent Auditors.

                                                                        Draft #3
                                                                    W03990033-PH





                              Financial Statements
                           and Supplemental Schedules

                       CoreStates Employee Stock Ownership
                                and Savings Plan

                       FOR THE PERIOD FROM JANUARY 1, 1999
                     TO JANUARY 14, 1999 AND THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1997
                       WITH REPORT OF INDEPENDENT AUDITORS

              CoreStates Employee Stock Ownership and Savings Plan

                 Financial Statements and Supplemental Schedules

             For the Period from January 1, 1999 to January 14, 1999
                 and the Years ended December 31, 1998 and 1997




                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statement of Net Assets Available for Benefits, January 14, 1999...............2
Statement of Net Assets Available for Benefits, December 31, 1998..............3
Statement of Net Assets Available for Benefits, December 31, 1997..............4
Statement of Changes in Net Assets Available for Benefits, For the Period from
    January 1, 1999 through January 14, 1999...................................5
Statement of Changes in Net Assets Available for Benefits,
    For the Year ended December 31, 1998.......................................6
Statement of Changes in Net Assets Available for Benefits,
    For the Year ended December 31, 1997.......................................8
Notes to Financial Statements..................................................9
Line 27a-Schedule of Assets Held for Investment Purposes,
    December 31, 1998.........................................................16
Line 27d-Schedule of Reportable Transactions, Year ended
    December 31, 1998.........................................................17

                         Report of Independent Auditors

The Board of Directors
First Union Corporation

We have audited the accompanying financial statements of the CoreStates Employee Stock Ownership and Savings Plan as of January 14, 1999, December 31, 1998 and December 31, 1997, and for the period from January 1, 1999 through January 14, 1999 and the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 14, 1999, December 31, 1998 and December 31, 1997 and the changes in its net assets available for benefits for the period from January 1, 1999 through January 14, 1999 and for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.


Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year ended December 31, 1998, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

The information presented in the schedule of assets held for investment purposes does not disclose the historical cost of investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974.


/s/ Ernst & Young LLP

June 11, 1999

              CoreStates Employee Stock Ownership and Savings Plan

      Statement of Net Assets Available for Benefits, with Fund Information

                                January 14, 1999



                                                                                FIRST UNION       FIRST UNION        FIRST UNION
                                                             FIRST UNION         EVERGREEN         EVERGREEN          EVERGREEN
                                               TOTAL        COMMON STOCK      SELECT STRATEGIC    SELECT FIXED     SELECT EQUITY
                                                                FUND            GROWTH FUND       INCOME FUND        INDEX FUND
                                         -------------------------------------------------------------------------------------------

Assets
Investments, at fair value:
   First Union Corporation
     Common stock                        $              -  $              -   $              -  $              -   $              -
   Mutual funds                                         -                 -                  -                 -                  -
   Participants' notes receivable                       -                 -                  -                 -                  -
                                         -------------------------------------------------------------------------------------------
Total investments                                       -                 -                  -                 -                  -
                                         ===========================================================================================
Net assets available for benefits        $              -  $              -   $              -  $              -   $              -
                                         ===========================================================================================

                                            FIRST UNION      FIRST UNION       FIRST UNION        FIRST UNION         FIRST UNION
                                             EVERGREEN        EVERGREEN         EVERGREEN          EVERGREEN           EVERGREEN
                                            MONEY MARKET     FOUNDATION       INTERNATIONAL      STOCK SELECTOR      SELECT INCOME
                                                FUND            FUND           GROWTH FUND            FUND             PLUS FUND
                                         -------------------------------------------------------------------------------------------

Assets
Investments, at fair value:
   First Union Corporation
     Common stock                         $              -  $              -   $              -  $              -   $              -
   Mutual funds                                          -                 -                  -                 -                  -
   Participants' notes receivable                        -                 -                  -                 -                  -
                                         -------------------------------------------------------------------------------------------
Total investments                                        -                 -                  -                 -                  -
                                         ===========================================================================================
Net assets available for benefits         $              -  $              -   $              -  $              -   $              -
                                         ===========================================================================================

                                                                                FIRST UNION
                                                             FIRST UNION       ESOP SUSPENSE
                                          FIRST UNION         ESOP STOCK          ACCOUNT
                                           LOAN FUND        FUND ALLOCATED      UNALLOCATED
                                        --------------------------------------------------------

Assets
Investments, at fair value:
   First Union Corporation
     Common stock                        $              -   $              -  $              -
   Mutual funds                                         -                  -                 -
   Participants' notes receivable                       -                  -                 -
                                        --------------------------------------------------------
Total investments                                       -                  -                 -
                                        ========================================================
Net assets available for benefits        $              -   $              -  $              -
                                        ========================================================

SEE ACCOMPANYING NOTES.

              CoreStates Employee Stock Ownership and Savings Plan

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1998

                                                                                FIRST UNION       FIRST UNION        FIRST UNION
                                                             FIRST UNION         EVERGREEN         EVERGREEN          EVERGREEN
                                               TOTAL        COMMON STOCK      SELECT STRATEGIC    SELECT FIXED     SELECT EQUITY
                                                                FUND            GROWTH FUND       INCOME FUND        INDEX FUND
                                         -------------------------------------------------------------------------------------------

ASSETS
Investments, at fair value:
   First Union Corporation common
      stock                                $  682,348,438  $    444,391,441   $              -  $              -   $              -
   Mutual funds                               451,696,597                 -        121,314,740        23,989,012         55,965,474
   Participants' notes receivable              22,923,122                 -                  -                 -                  -
                                         -------------------------------------------------------------------------------------------
Total investments                           1,156,968,157       444,391,441        121,314,740        23,989,012         55,965,474

Cash                                                3,285                 -                  -                 -                  -
                                         -------------------------------------------------------------------------------------------
Total assets                                1,156,971,442       444,391,441        121,314,740        23,989,012         55,965,474

CURRENT LIABILITIES:
Accrued interest payable                        1,208,908                 -                  -                 -                  -
Current portion of loans payable                1,634,838                 -                  -                 -                  -

NONCURRENT LIABILITIES:
Loan payable                                   53,005,029                 -                  -                 -                  -
                                         -------------------------------------------------------------------------------------------
Total liabilities                              55,848,775                 -                  -                 -                  -
                                         ===========================================================================================
Net assets available for benefits        $  1,101,122,667  $    444,391,441   $    121,314,740  $     23,989,012   $     55,965,474
                                         ===========================================================================================

                                            FIRST UNION      FIRST UNION       FIRST UNION        FIRST UNION         FIRST UNION
                                             EVERGREEN        EVERGREEN         EVERGREEN          EVERGREEN           EVERGREEN
                                            MONEY MARKET     FOUNDATION       INTERNATIONAL      STOCK SELECTOR      SELECT INCOME
                                                FUND            FUND           GROWTH FUND            FUND             PLUS FUND
                                         -------------------------------------------------------------------------------------------

ASSETS
Investments, at fair value:
   First Union Corporation common
     stock                                $              -  $              -   $              -  $              -   $              -
   Mutual funds                                 75,677,593        77,259,074         11,338,748        70,895,939         13,838,245
   Participants' notes receivable                        -                 -                  -                 -                  -
                                         -------------------------------------------------------------------------------------------
Total investments                               75,677,593        77,259,074         11,338,748        70,895,939         13,838,245

Cash                                                     -                 -                  -                 -                  -
                                         -------------------------------------------------------------------------------------------
Total assets                                    75,677,593        77,259,074         11,338,748        70,895,939         13,838,245

CURRENT LIABILITIES:
Accrued interest payable                                 -                 -                  -                 -                  -
Current portion of loans payable                         -                 -                  -                 -                  -

NONCURRENT LIABILITIES:
Loan payable                                             -                 -                  -                 -                  -
                                         -------------------------------------------------------------------------------------------
Total liabilities                                        -                 -                  -                 -                  -
                                         ===========================================================================================
Net assets available for benefits         $     75,677,593  $     77,259,074   $     11,338,748  $     70,895,939   $     13,838,245
                                         ===========================================================================================

                                                                                 FIRST UNION
                                                              FIRST UNION       ESOP SUSPENSE
                                           FIRST UNION         ESOP STOCK          ACCOUNT
                                            LOAN FUND        FUND ALLOCATED      UNALLOCATED
                                         --------------------------------------------------------

ASSETS
Investments, at fair value:
   First Union Corporation common
     stock                                $              -   $     34,753,220  $    203,203,777
   Mutual funds                                          -                  -         1,417,772
   Participants' notes receivable               22,923,122                  -                 -
                                         ---------------------------------------------------------
Total investments                               22,923,122         34,753,220       204,621,549

Cash                                                     -                  -             3,285
                                         ---------------------------------------------------------
Total assets                                    22,923,122         34,753,220       204,624,834

CURRENT LIABILITIES:
Accrued interest payable                                 -                  -         1,208,908
Current portion of loans payable                         -                  -         1,634,838

NONCURRENT LIABILITIES:
Loan payable                                             -                  -        53,005,029
                                         ---------------------------------------------------------
Total liabilities                                        -                  -        55,848,775
                                         =========================================================
Net assets available for benefits         $     22,923,122   $     34,753,220  $    148,776,059
                                         =========================================================

SEE ACCOMPANYING NOTES.

              CoreStates Employee Stock Ownership and Savings Plan

      Statement of Net Assets Available for Benefits, with Fund Information

                                December 31, 1997

                                                           CORESTATES                         CORESTATES
                                                           FINANCIAL       CORESTATES         SHORT-TERM        CORESTATES
                                                          CORP COMMON        GROWTH          INTERMEDIATE      EQUITY INDEX
                                           TOTAL           STOCK FUND      EQUITY FUND        BOND FUND            FUND
                                     ----------------------------------------------------------------------------------------

ASSETS
Investments, at fair value (cost
   $630,582,985):
     CoreStates Financial Corp
       common stock                  $    624,485,399  $    423,944,610  $              - $              -  $              -
     Mutual funds                         366,181,163           690,193        90,453,822       19,817,390        35,353,538
     Participants' notes receivable        25,390,070                 -                 -                -                 -
                                     ----------------------------------------------------------------------------------------
Total investments                       1,016,056,632       424,634,803        90,453,822       19,817,390        35,353,538

Receivables
Due from broker                             8,058,763         7,357,776            36,032          133,158                 -
Accrued investment income                   4,634,243         2,682,503                 -           96,985           106,365
Interfund receivable                        2,868,266         2,152,544                 -                -            38,239

Cash                                        6,615,844                 -         1,167,079           84,195         1,551,047
                                     ----------------------------------------------------------------------------------------
Total assets                            1,038,233,748       436,827,626        91,656,933       20,131,728        37,049,189

CURRENT LIABILITIES
Interfund payable                           2,868,266           498,814           389,072          108,953            82,111
Due to broker                               3,453,754                 -                 -                -         1,239,132
Accrued interest payable                    1,242,045                 -                 -                -                 -
Current portion of loans payable            1,496,813                 -                 -                -                 -
Overdrafts                                  6,790,921         5,365,888                 -                -                 -

NONCURRENT LIABILITIES
Loan payable                               54,640,871                 -                 -                -                 -
                                     ----------------------------------------------------------------------------------------
Total liabilities                          70,492,670         5,864,702           389,072          108,953         1,321,243
                                     ----------------------------------------------------------------------------------------

Net assets available for benefits    $    967,741,078  $    430,962,924  $     91,267,861 $     20,022,775  $     35,727,946
                                     ========================================================================================



                                                                            CORESTATES                          CORESTATES
                                          CORESTATES       CORESTATES      INTERNATIONAL      CORESTATES      COREFUND BOND
                                        LIQUIDITY FUND    BALANCED FUND     GROWTH FUND     COREEQUITY FUND       FUND
                                     ----------------------------------------------------------------------------------------

ASSETS
Investments, at fair value (cost
   $630,582,985):
     CoreStates Financial Corp
       common stock                  $              -  $              - $              -  $              -  $              -
     Mutual funds                          70,057,461        60,988,214        8,978,192        69,288,822        10,385,200
     Participants' notes receivable                 -                 -                -                 -                 -
                                     ----------------------------------------------------------------------------------------
Total investments                          70,057,461        60,988,214        8,978,192        69,288,822        10,385,200

Receivables
Due from broker                                     -                 -          338,649                 -                 -
Accrued investment income                           -           305,118          114,450            38,397            45,366
Interfund receivable                                -           102,259           10,430                 -                 -

Cash                                                -         1,629,906                -         1,480,116           689,650
                                     ----------------------------------------------------------------------------------------
Total assets                               70,057,461        63,025,497        9,441,721        70,807,335        11,120,216

CURRENT LIABILITIES
Interfund payable                           1,131,398            47,812           15,373            19,750                 -
Due to broker                                       -           728,373                -           894,399           591,850
Accrued interest payable                            -                 -                -                 -                 -
Current portion of loans payable                    -                 -                -                 -                 -
Overdrafts                                  1,173,672                 -          251,361                 -                 -

NONCURRENT LIABILITIES
Loan payable                                        -                 -                -                 -                 -
                                     ----------------------------------------------------------------------------------------
Total liabilities                           2,305,070           776,185          266,734           914,149           591,850
                                     ----------------------------------------------------------------------------------------

Net assets available for benefits    $     67,752,391  $     62,249,312 $      9,174,987  $     69,893,186  $     10,528,366
                                     ========================================================================================


                                         CORE STATES       CORESTATES
                                          EMPLOYEE        CONTRIBUTION      CORESTATES        CORESTATES
                                          LOAN FUND           FUND        ESOP ALLOCATED   ESOP UNALLOCATED
                                     ----------------------------------------------------------------------

ASSETS
Investments, at fair value (cost
   $630,582,985):
     CoreStates Financial Corp
       common stock                  $              -  $              - $     26,806,758  $    173,734,031
     Mutual funds                             103,612            61,113               62             3,544
     Participants' notes receivable        25,390,070                 -                -                 -
                                     ----------------------------------------------------------------------
Total investments                          25,493,682            61,113       26,806,820       173,737,575

Receivables
Due from broker                                     -                 -          193,148                 -
Accrued investment income                           -                 -          164,166         1,080,893
Interfund receivable                          564,794                 -                -                 -

Cash                                              770               215           12,852                14
                                     ----------------------------------------------------------------------
Total assets                               26,059,246            61,328       27,176,986       174,818,482

CURRENT LIABILITIES
Interfund payable                             574,813               170                -                 -
Due to broker                                       -                 -                -                 -
Accrued interest payable                            -                 -                -         1,242,045
Current portion of loans payable                    -                 -                -         1,496,813
Overdrafts                                          -                 -                -                 -

NONCURRENT LIABILITIES
Loan payable                                        -                 -                -        54,640,871
                                     ----------------------------------------------------------------------
Total liabilities                             574,813               170                -        57,379,729
                                     ----------------------------------------------------------------------

Net assets available for benefits    $     25,484,433  $         61,158 $     27,176,986  $    117,438,753
                                     ======================================================================

SEE ACCOMPANYING NOTES.

              CoreStates Employee Stock Ownership and Savings Plan

                Statement of Changes in Net Assets Available for
                       Benefits, with Fund Information

              Period from January 1, 1999 through January 14, 1999

                                                                                FIRST UNION       FIRST UNION        FIRST UNION
                                                             FIRST UNION         EVERGREEN         EVERGREEN          EVERGREEN
                                               TOTAL        COMMON STOCK      SELECT STRATEGIC    SELECT FIXED     SELECT EQUITY
                                                                FUND            GROWTH FUND       INCOME FUND        INDEX FUND
                                         -------------------------------------------------------------------------------------------

Additions:
    Contributions:
    Employer                             $        186,528  $              -   $              -  $              -   $              -
                                         -------------------------------------------------------------------------------------------
Total contributions                               186,528                 -                  -                 -                  -

Interest on participant loans                       1,500               587                199                59                 63
Net appreciation (depreciation) in fair
    value of investments                       27,326,937        12,286,044         (1,786,836)          (60,369)           537,912
Other receipts (disbursements)                       (827)             (869)              (277)              (40)              (503)
                                         -------------------------------------------------------------------------------------------
Total additions                                27,514,138        12,285,762         (1,786,914)          (60,350)           537,472

Deductions:
    Participant withdrawals                    10,406,606         3,437,350          2,086,577           313,991            623,260
                                         -------------------------------------------------------------------------------------------
Total deductions                               10,406,606         3,437,350          2,086,577           313,991            623,260

Net increase (decrease) prior to
    transfers                                  17,107,532         8,848,412         (3,873,491)         (374,341)           (85,788)

Transfers to First Union accounts          (1,118,230,199)     (453,282,066)      (117,469,093)      (23,615,030)       (55,899,671)
Participants' interfund transfers                       -            42,213             27,844               359             19,985
                                         -------------------------------------------------------------------------------------------

Net decrease                               (1,101,122,667)     (444,391,441)      (121,314,740)      (23,989,012)       (55,965,474)

Net assets available for benefits at
    beginning of year                       1,101,122,667       444,391,441        121,314,740        23,989,012         55,965,474
                                         -------------------------------------------------------------------------------------------

Net assets available for benefits at
    end of year                          $              -  $              -   $              -  $              -   $              -
                                         ===========================================================================================

                                           FIRST UNION      FIRST UNION       FIRST UNION        FIRST UNION         FIRST UNION
                                            EVERGREEN        EVERGREEN         EVERGREEN          EVERGREEN           EVERGREEN
                                           MONEY MARKET     FOUNDATION       INTERNATIONAL      STOCK SELECTOR      SELECT INCOME
                                               FUND            FUND           GROWTH FUND            FUND             PLUS FUND
                                         -------------------------------------------------------------------------------------------

Additions:
    Contributions:
    Employer                             $              -  $              -   $              -  $              -   $              -
                                         -------------------------------------------------------------------------------------------
Total contributions                                     -                 -                  -                 -                  -

Interest on participant loans                         208               136                 20               177                 51
Net appreciation (depreciation) in fair
    value of investments                          120,985            76,045            117,074           922,988            (61,098)
Other receipts (disbursements)                        533              (691)               901              (324)               (53)
                                         -------------------------------------------------------------------------------------------
Total additions                                   121,726            75,490            117,995           922,841            (61,100)

Deductions:
    Participant withdrawals                     1,357,352           772,560            126,295           802,327            280,392
                                         -------------------------------------------------------------------------------------------
Total deductions                                1,357,352           772,560            126,295           802,327            280,392

Net increase (decrease) prior to
    transfers                                  (1,235,626)         (697,070)            (8,300)          120,514           (341,492)

Transfers to First Union accounts             (74,453,399)      (76,572,206)       (11,334,449)      (71,035,787)       (13,498,235)
Participants' interfund transfers                  11,432            10,202              4,001            19,334              1,482
                                         -------------------------------------------------------------------------------------------

Net decrease                                  (75,677,593)      (77,259,074)       (11,338,748)      (70,895,939)       (13,838,245)

Net assets available for benefits at
    beginning of year                          75,677,593        77,259,074         11,338,748        70,895,939         13,838,245
                                         -------------------------------------------------------------------------------------------

Net assets available for benefits at
    end of year                          $              -  $              -   $              -  $              -   $              -
                                         ===========================================================================================

                                                                               FIRST UNION
                                                            FIRST UNION       ESOP SUSPENSE
                                         FIRST UNION         ESOP STOCK          ACCOUNT
                                          LOAN FUND        FUND ALLOCATED      UNALLOCATED
                                         ------------------------------------------------------

Additions:
    Contributions:
    Employer                             $              -   $              -  $        186,528
                                         --------------------------------------------------------
Total contributions                                     -                  -           186,528

Interest on participant loans                           -                  -                 -
Net appreciation (depreciation) in fair
    value of investments                                -            974,418        14,199,774
Other receipts (disbursements)                          -                496                 -
                                         --------------------------------------------------------
Total additions                                         -            974,914        14,386,302

Deductions:
    Participant withdrawals                       180,473            426,029                 -
                                         --------------------------------------------------------
Total deductions                                  180,473            426,029                 -

Net increase (decrease) prior to
    transfers                                    (180,473)           548,885        14,386,302

Transfers to First Union accounts             (22,605,797)       (35,302,105)     (163,162,361)
Participants' interfund transfers                (136,852)                 -                 -
                                         --------------------------------------------------------

Net decrease                                  (22,923,122)       (34,753,220)     (148,776,059)

Net assets available for benefits at
    beginning of year                          22,923,122         34,753,220       148,776,059
                                         --------------------------------------------------------

Net assets available for benefits at
    end of year                          $              -   $              -  $              -
                                         ========================================================

SEE ACCOMPANYING NOTES.

              CoreStates Employee Stock Ownership and Savings Plan

           Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information

                          Year ended December 31, 1998

                                                                                      FIRST UNION       FIRST UNION
                                                                   FIRST UNION         EVERGREEN         EVERGREEN
                                                     TOTAL        COMMON STOCK      SELECT STRATEGIC    SELECT FIXED
                                                                      FUND            GROWTH FUND       INCOME FUND
                                               -----------------------------------------------------------------------
Additions
   Contributions:
       Employer                                 $    15,279,162  $    1,189,786    $      623,572    $      117,693
       Employee contributions                        27,071,090       2,740,036         1,446,011           262,914
       Rollovers                                        720,329             367               674                 -
                                               -----------------------------------------------------------------------
Total contributions                                  43,070,581       3,930,189         2,070,257           380,607

Interest on loans                                     1,767,830         226,038            91,173            21,978
Net appreciation (depreciation) in fair value
   of investments                                   209,371,888     327,335,116        32,118,469           962,903
Other receipts (disbursements)                          842,771               -                 -                 -
                                               -----------------------------------------------------------------------
Total additions                                     255,053,070     331,491,343        34,279,899         1,365,488

Deductions:
   Interest expense                                   3,677,336               -                 -                 -
   Participants' withdrawals                        117,994,145      15,444,386         4,258,707         1,187,335
                                               -----------------------------------------------------------------------
Total deductions                                    121,671,481      15,444,386         4,258,707         1,187,335
Net increase (decrease) prior to interfund
   transfers                                        133,381,589     316,046,957        30,021,192           178,153
Transfers to First Union accounts                             -     139,518,157        94,100,237        21,738,138
Participants' interfund transfers                             -     (11,173,673)       (2,806,689)        2,072,721
                                               -----------------------------------------------------------------------
Net increase (decrease)                             133,381,589     444,391,441       121,314,740        23,989,012

Net assets available for benefits at
   beginning of year                                967,741,078               -                 -                 -
                                               =======================================================================
Net assets available for benefits at
   end of year                                  $ 1,101,122,667  $  444,391,441    $  121,314,740    $   23,989,012
                                               =======================================================================

                                                    FIRST UNION     FIRST UNION      FIRST UNION       FIRST UNION
                                                     EVERGREEN       EVERGREEN        EVERGREEN         EVERGREEN
                                                  SELECT EQUITY     MONEY MARKET     FOUNDATION       INTERNATIONAL
                                                    INDEX FUND          FUND            FUND           GROWTH FUND
                                               ----------------------------------------------------------------------
Additions
   Contributions:
       Employer                                $      459,780    $      256,648   $      413,899    $      132,602
       Employee contributions                       1,090,605           569,744          946,467           321,642
       Rollovers                                        1,046               124              863                 -
                                               ----------------------------------------------------------------------
Total contributions                                 1,551,431           826,516        1,361,229           454,244

Interest on loans                                      53,293            59,711           63,325            15,217
Net appreciation (depreciation) in fair value
   of investments                                  16,446,167         1,136,224       13,494,689           (16,694)
Other receipts (disbursements)                              -                 -                -                 -
                                               ----------------------------------------------------------------------
Total additions                                    18,050,891         2,022,451       14,919,243           452,767

Deductions:
   Interest expense                                         -                 -                -                 -
   Participants' withdrawals                        2,676,093         4,505,272        2,654,320           309,050
                                               ----------------------------------------------------------------------
Total deductions                                    2,676,093         4,505,272        2,654,320           309,050
Net increase (decrease) prior to interfund
   transfers                                       15,374,798        (2,482,821)      12,264,923           143,717
Transfers to First Union accounts                  40,296,414        66,191,391       63,031,061        10,688,627
Participants' interfund transfers                     294,262        11,969,023        1,963,090           506,404
                                               ----------------------------------------------------------------------
Net increase (decrease)                            55,965,474        75,677,593       77,259,074        11,338,748

Net assets available for benefits at
   beginning of year                                        -                 -                -                 -
                                               ======================================================================
Net assets available for benefits at
   end of year                                 $   55,965,474    $   75,677,593   $   77,259,074    $   11,338,748
                                               ======================================================================


                                                  FIRST UNION       FIRST UNION                                         FIRST UNION
                                                   EVERGREEN         EVERGREEN                         FIRST UNION     ESOP SUSPENSE
                                                 STOCK SELECTOR    SELECT INCOME    FIRST UNION         ESOP STOCK        ACCOUNT
                                                      FUND           PLUS FUND       LOAN FUND        FUND ALLOCATED    UNALLOCATED
                                               -------------------------------------------------------------------------------------
Additions
   Contributions:
       Employer                                $      362,967    $       58,633   $           -    $    2,217,166    $            -
       Employee contributions                         857,428           137,533               -                 -                 -
       Rollovers                                            -                 -               -                 -                 -
                                               -------------------------------------------------------------------------------------
Total contributions                                 1,220,395           196,166               -         2,217,166

Interest on loans                                      48,754             9,657               -               561                 -
Net appreciation (depreciation) in fair value
   of investments                                  16,347,210           582,228               -        24,894,836       155,823,978
Other receipts (disbursements)                              -                 -               -                 -                 -
                                               -------------------------------------------------------------------------------------
Total additions                                    17,616,359           788,051               -        27,112,563       155,823,978

Deductions:
   Interest expense                                         -                 -               -                 -         1,217,466
   Participants' withdrawals                        2,323,079           519,273         504,090         1,671,582                 -
                                               -------------------------------------------------------------------------------------
Total deductions                                    2,323,079           519,273         504,090         1,671,582         1,217,466
Net increase (decrease) prior to interfund
   transfers                                       15,293,280           268,778        (504,090)       25,440,981       154,606,512
Transfers to First Union accounts                  59,183,834        11,391,235      23,666,986        10,494,660        (5,830,453)
Participants' interfund transfers                  (3,581,175)        2,178,232        (239,774)       (1,182,421)                -
                                               -------------------------------------------------------------------------------------
Net increase (decrease)                            70,895,939        13,838,245      22,923,122        34,753,220       148,776,059

Net assets available for benefits at
   beginning of year                                        -                 -               -                 -                 -
                                               =====================================================================================
Net assets available for benefits at
   end of year                                 $   70,895,939    $   13,838,245   $  22,923,122    $   34,753,220    $  148,776,059
                                               =====================================================================================

SEE ACCOMPANYING NOTES.

              CoreStates Employee Stock Ownership and Savings Plan

           Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information

                          Year ended December 31, 1998

                                                                                     CORESTATES
                                                    CORESTATES                       SHORT-TERM
                                                    FINANCIAL       CORESTATES      INTERMEDIATE      CORESTATES      CORESTATES
                                                   CORP COMMON     GROWTH EQUITY        BOND         EQUITY INDEX      LIQUIDITY
                                                    STOCK FUND         FUND             FUND             FUND            FUND
                                                 -----------------------------------------------------------------------------------

Additions
   Contributions:
       Employer                                   $             -  $            -  $             -  $             -  $             -
       Employee contributions                                   -                -               -                -                -
       Rollovers                                          125,903           89,889           2,511           98,961           22,004
                                                 -----------------------------------------------------------------------------------
Total contributions                                       125,903           89,889           2,511           98,961           22,004

Interest on loans                                               -                -               -                -                -
Net appreciation (depreciation) in fair value
   of investments                                    (237,070,934)       1,676,992         616,973       (5,315,292)       2,360,301
Other receipts (disbursements)                            148,147                -               -                -                -
                                                 -----------------------------------------------------------------------------------
Total additions                                      (236,796,884)       1,766,881         619,484       (5,216,331)       2,382,305

Deductions:
   Interest expense                                             -                -               -                -                -
   Participants' withdrawals                            8,026,641                -               -                -                -
                                                 -----------------------------------------------------------------------------------
Total deductions                                        8,026,641                -               -                -                -
Net increase (decrease) prior to interfund
   transfers                                         (244,823,525)       1,766,881         619,484       (5,216,331)       2,382,305
Transfers to First Union accounts                    (139,518,157)    (94,100,237)    (21,738,138)     (40,296,414)     (66,191,391)
Participants' interfund transfers                     (46,621,242)       1,065,495       1,095,879        9,784,799       (3,943,305
                                                 -----------------------------------------------------------------------------------
Net increase (decrease)                              (430,962,924)     (91,267,861)    (20,022,775)     (35,727,946)     (67,752,391

Net assets available for benefits at
   beginning of year                                  430,962,924       91,267,861      20,022,775       35,727,946       67,752,391
                                                 ===================================================================================
Net assets available for benefits at
   end of year                                    $             -  $            -  $             -  $             -  $            -
                                                 ===================================================================================

                                                                    CORESTATES
                                                   CORESTATES     INTERNATIONAL       COREFUND                            CORESTATES
                                                    BALANCED          GROWTH         COREEQUITY         COREFUND           EMPLOYEE
                                                      FUND             FUND             FUND           BOND FUND           LOAN FUND
                                                 -----------------------------------------------------------------------------------

Additions
   Contributions:
       Employer                                  $             -  $             -  $            -  $             -  $             -
       Employee contributions                                  -                -                -               -                -
       Rollovers                                          98,250           12,119          163,114         104,504                -
                                                 -----------------------------------------------------------------------------------
Total contributions                                       98,250           12,119          163,114         104,504                -

Interest on loans                                              -                -                -               -        1,178,123
Net appreciation (depreciation) in fair value
   of investments                                        552,013          745,904       (8,301,431)        275,182            2,323
Other receipts (disbursements)                                 -                -                -               -                -
                                                 -----------------------------------------------------------------------------------
Total additions                                          650,263          758,023       (8,138,317)        379,686        1,180,446

Deductions:
   Interest expense                                            -                -                -               -                -
   Participants' withdrawals                                   -                -                -               -                -
                                                 -----------------------------------------------------------------------------------
Total deductions                                               -                -                -               -                -
Net increase (decrease) prior to interfund
   transfers                                             650,263          758,023       (8,138,317)        379,686        1,180,446
Transfers to First Union accounts                   (63,031,061)     (10,688,627)     (59,183,834)    (11,391,235)     (23,666,986)
Participants' interfund transfers                        131,486          755,617       (2,571,035)        483,183       (2,997,893)
                                                 -----------------------------------------------------------------------------------
Net increase (decrease)                              (62,249,312)      (9,174,987)     (69,893,186)    (10,528,366)     (25,484,433)

Net assets available for benefits at
   beginning of year                                  62,249,312        9,174,987       69,893,186      10,528,366       25,484,433
                                                 ===================================================================================
Net assets available for benefits at
   end of year                                   $             -  $             -  $            -  $             -  $             -
                                                 ===================================================================================


                                                      CORESTATES       CORESTATES      CORESTATES     CORESTATES
                                                     CONTRIBUTION     DISTRIBUTION       ESOP            ESOP
                                                         FUND            FUND          ALLOCATED      UNALLOCATED
                                                 -----------------------------------------------------------------

Additions
   Contributions:
       Employer                                  $    8,037,131  $             -  $            -   $    1,409,285
       Employee contributions                         18,698,710               -               -                -
       Rollovers                                               -               -               -                -
                                                 -----------------------------------------------------------------
Total contributions                                   26,735,841               -               -        1,409,285

Interest on loans                                              -               -               -                -
Net appreciation (depreciation) in fair value
   of investments                                          1,318           6,968     (15,543,308)    (119,760,247)
Other receipts (disbursements)                                 -         782,173          (1,808)         (85,741)
                                                 -----------------------------------------------------------------
Total additions                                       26,737,159         789,141     (15,545,116)    (118,436,703)

Deductions:                                                                            9,538,354
   Interest expense                                            -               -               -        2,459,870
   Participants' withdrawals                                   -      73,664,944         249,373                -
                                                 -----------------------------------------------------------------
Total deductions                                               -      73,664,944         249,373        2,459,870
Net increase (decrease) prior to interfund
   transfers                                          26,737,159     (72,875,803)    (15,794,489)    (120,896,573)
Transfers to First Union accounts                             -                -      (9,538,354)       4,874,147
Participants' interfund transfers                    (26,798,317)     72,875,803      (1,844,143)      (1,416,327)
                                                 -----------------------------------------------------------------
Net increase (decrease)                                  (61,158)              -     (27,176,986)    (117,438,753)

Net assets available for benefits at
   beginning of year                                      61,158               -      27,176,986      117,438,753
                                                 =================================================================
Net assets available for benefits at
   end of year                                   $            -  $             -  $            -   $            -
                                                 =================================================================

SEE ACCOMPANYING NOTES.

              CoreStates Employee Stock Ownership and Savings Plan

           Statement of Changes in Net Assets Available for Benefits,
                              with Fund Information

                          Year ended December 31, 1997

                                                                  CORESTATES
                                                                    SHORT-
                                        CORESTATES   CORESTATES      TERM                                             CORESTATES
                                        FINANCIAL      GROWTH    INTERMEDIATE  CORESTATES   CORESTATES   CORESTATES  INTERNATIONAL
                                       CORP COMMON     EQUITY        BOND     EQUITY INDEX  LIQUIDITY     BALANCED      GROWTH
                             TOTAL      STOCK FUND      FUND         FUND         FUND         FUND         FUND         FUND
                          --------------------------------------------------------------------------------------------------------

Additions
   Contributions:
     Employer             $ 14,426,961 $          - $          - $          - $          - $          - $          - $          -
     Employee               28,167,679            -            -            -            -            -            -            -
     Rollovers                 646,991      179,340       97,516       14,236       66,879       61,139       60,374       54,763
                          --------------------------------------------------------------------------------------------------------
Total contributions         43,241,631      179,340       97,516       14,236       66,879       61,139       60,374       54,763

Interest income:
   Interest                  6,587,945       86,788       37,126    1,140,509       25,753    2,888,253       28,205        9,630
   Dividends on
     CoreStates
     Financial Corp.
     common stock           15,274,780    8,216,890            -            -            -            -            -            -
   Dividend income           2,618,508            -       77,850            -      354,380            -    1,326,300      114,450
   Distribution -
     capital gains          19,149,410            -    6,334,396            -    1,014,607            -    3,103,529      366,518
                          --------------------------------------------------------------------------------------------------------
Total investment income     43,630,643    8,303,678    6,449,372    1,140,509    1,394,740    2,888,253    4,458,034      490,598

Net appreciation
   (depreciation) in
   fair value of
   investments             260,738,083  113,893,019   14,775,000      181,744    5,112,167            -    4,962,683     (214,345)
Transfers from Meridian
   Bancorp, Inc.
   Employer Stock
   Ownership Plan           72,428,016            -            -            -            -            -            -            -
Transfers from Meridian
   Bancorp, Inc.
   Employee Savings Plan   193,877,755            -            -            -            -            -            -            -
Interest expense            (4,986,682)           -            -            -            -            -            -            -
Participants' withdrawals  (74,270,422) (17,399,237)           -            -            -            -            -            -
Participants' interfund
   transfers                         -  111,005,623    1,777,378      (72,305)  12,652,306   20,218,442    3,574,727    3,815,715
Other (disbursement)
   receipts                   (323,116)           -            -            -            -            -            -            -
                          --------------------------------------------------------------------------------------------------------
Net increase               534,335,908  215,982,423   23,099,266    1,264,184   19,226,092   23,167,834   13,055,818    4,146,731

Net assets available for
   benefits at beginning
   of year                 433,405,170  214,980,501   68,168,595   18,758,591   16,501,854   44,584,557   49,193,494    5,028,256
                          ========================================================================================================
Net assets available for
   benefits at end of
   year                   $967,741,078 $430,962,924 $ 91,267,861 $ 20,022,775 $ 35,727,946 $ 67,752,391 $ 62,249,312 $  9,174,987
                          ========================================================================================================

                           CORESTATES                CORESTATES
                            COREFUND    CORESTATES    EMPLOYEE    CORESTATES   CORESTATES   CORESTATES   CORESTATES
                           COREEQUITY    COREFUND       LOAN     CONTRIBUTION DISTRIBUTION     ESOP         ESOP       MERIDIAN
                              FUND      BOND FUND       FUND         FUND         FUND      ALLOCATED   UNALLOCATED     FUND C
                          --------------------------------------------------------------------------------------------------------

Additions
   Contributions:
     Employer             $          - $          - $          - $ 12,239,620 $          - $    420,934 $  1,766,407 $          -
     Employee                        -            -            -   28,167,679            -            -            -            -
     Rollovers                  62,758       12,270            -            -            -            -            -       31,541
                          --------------------------------------------------------------------------------------------------------
Total contributions             62,758       12,270            -   40,407,299            -      420,934    1,766,407       31,541

Interest income:
   Interest                    145,708       40,285    1,210,872        9,823        1,353        3,787        1,696        4,604
   Dividends on
     CoreStates
     Financial Corp.
     common stock                    -            -            -            -            -      535,730    4,223,906    2,298,254
   Dividend income             177,046      568,482            -            -            -            -            -            -
   Distribution -
     capital gains           8,330,360            -            -            -            -            -            -            -
                          --------------------------------------------------------------------------------------------------------
Total investment income      8,653,114      608,767    1,210,872        9,823        1,353      539,517    4,225,602    2,302,858

Net appreciation
   (depreciation) in
   fair value of
   investments               6,540,039      238,649            -            -            -   10,039,886   65,049,099   40,160,142
Transfers from Meridian
   Bancorp, Inc.
   Employer Stock
   Ownership Plan                    -            -            -            -            -   12,127,342   60,300,674            -
Transfers from Meridian
   Bancorp, Inc.
   Employee Savings Plan    49,226,075    8,207,261            -    1,926,296            -            -            -   96,287,894
Interest expense                     -            -            -            -            -            -   (4,986,682)           -
Participants' withdrawals            -            -            -            -  (51,443,485)    (947,563)           -   (4,480,137)
Participants' interfund
   transfers                 5,411,200    1,461,419    8,084,239  (42,282,260)  51,765,248    4,996,870   (8,916,347)(134,302,298)
Other (disbursement)
   receipts                          -            -            -            -     (323,116)           -            -            -
                          --------------------------------------------------------------------------------------------------------
Net increase                69,893,186   10,528,366    9,295,111       61,158            -   27,176,986  117,438,753            -

Net assets available for
   benefits at beginning
   of year                           -            -   16,189,322            -            -            -            -            -
                          ========================================================================================================
Net assets available for
   benefits at end of
   year                   $ 69,893,186 $ 10,528,366 $ 25,484,433 $     61,158 $          - $ 27,176,986 $117,438,753 $          -
                          ========================================================================================================


                                                      MERIDIAN     MERIDIAN
                            MERIDIAN     MERIDIAN    SEGREGATED    ROLLOVER
                             FUND B     LOAN FUND   PAYMENT FUND     FUND
                          ----------------------------------------------------

Additions
   Contributions:
     Employer             $          - $          - $          - $          -
     Employee                        -            -            -            -
     Rollovers                   6,175            -            -            -
                          ----------------------------------------------------
Total contributions              6,175            -            -            -

Interest income:
   Interest                    940,503        4,446        8,360          244
   Dividends on
     CoreStates
     Financial Corp.
     common stock                    -            -            -            -
   Dividend income                   -            -            -            -
   Distribution -
     capital gains                   -            -            -            -
                          ----------------------------------------------------
Total investment income        940,503        4,446        8,360          244

Net appreciation
   (depreciation) in
   fair value of
   investments                       -            -            -            -
Transfers from Meridian
   Bancorp, Inc.
   Employer Stock
   Ownership Plan                    -            -            -            -
Transfers from Meridian
   Bancorp, Inc.
   Employee Savings Plan    27,866,870    9,064,930    1,190,859      107,570
Interest expense                     -            -            -            -
Participants' withdrawals            -            -            -            -
Participants' interfund
   transfers               (28,813,548)  (9,069,376)  (1,199,219)    (107,814)
Other (disbursement)
   receipts                          -            -            -            -
                          ----------------------------------------------------
Net increase                         -            -            -            -

Net assets available for
   benefits at beginning
   of year                           -            -            -            -
                          ====================================================
Net assets available for
   benefits at end of
   year                   $          - $          - $          - $          -
                          ====================================================


SEE ACCOMPANYING NOTES.

              CoreStates Employee Stock Ownership and Savings Plan

                          Notes to Financial Statements

          For the Period from January 1, 1999 through January 14, 1999 and Years ended December 31, 1998 and 1997


1. DESCRIPTION OF THE PLAN

The following brief description of the CoreStates Employee Stock Ownership and Savings Plan (the Plan) is provided for general information only. Participants should refer to the Plan Agreement for more complete information.

GENERAL

The Plan is a defined contribution, profit-sharing plan which covers qualified employees of CoreStates Financial Corp (the Company) and certain of the Company's subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 1997, participants of the Meridian Bancorp, Inc. Employees Savings Plan and the Meridian Bancorp, Inc. Employee Stock Ownership Plan became eligible to participate in the Plan as a result of the April 9, 1996 acquisition by CoreStates Financial Corp of Meridian Bancorp, Inc. The net assets of the Meridian Bancorp, Inc. Savings Plan (approximately $194 million as of December 31, 1996) and the net assets of the Meridian Bancorp, Inc. Employee Stock Ownership Plan (approximately $72 million as of December 31, 1996) were transferred into the Plan on January 1, 1997.

On April 28, 1998, the plan sponsor, CoreStates, was acquired by First Union Corporation (successor plan sponsor). As a result of the merger, each share of the Plan's investments in CoreStates common stock was exchanged for 1.62 shares of First Union Corporation common stock. Additionally, the individual CoreFund investment options were converted into First Union's family of Evergreen funds on July 28, 1998. The conversion was executed dollar for dollar with no related gain or loss recognized. The CoreStates recordkeeping system was converted to a daily recordkeeping system. As a result of this conversion, a blackout period began on July 22, 1998 and continued through November 16, 1998. During the blackout period participants could not request loans, make withdrawals, transfer existing fund balances or request a full distribution from the Plan.

Effective January 1, 1999, the Plan merged with the First Union Corporation Savings Plan. A second blackout period, December 28, 1998 through January 14, 1999, resulted in order to transfer account balances for participants into the First Union Corporation Savings Plan. The net assets of the Plan (approximately $1.1 billion) were transferred into the First Union Corporation Savings Plan on January 14, 1999.

              CoreStates Employee Stock Ownership and Savings Plan

                          Notes to Financial Statements


1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS

Employee

The Plan provides for employee contributions on either an after-tax basis or a before-tax basis (up to $10,000 in 1998 and $9,500 in 1997) equal to any whole percentage of the participant's compensation up to 12%.

Employer

The Company makes a matching contribution to the Plan on behalf of each participant. In 1998 and 1997, the Company's match was determined as follows:

        BASIC CONTRIBUTION            CORESTATES MATCHING CONTRIBUTIONS AS A
         AS A PERCENTAGE                            PERCENTAGE
           OF BASE PAY                         OF BASIC CONTRIBUTION
--------------------------------------------------------------------------------

1% - 4%                                  Variable: 50% to 150%
5% - 8%                                  Fixed: 50%

The amount of variable match was based on the Company's attainment of its performance targets. The first 50% of the variable match is invested in Company common stock. The Plan owns Company common shares acquired with the proceeds from a bank borrowing and holds the stock in a trust established under the Plan (see Note 4).

Upon merger into the First Union Savings Plan, First Union will match 100% on the first 6% of Basic Contribution. The first 1% of this match will be made in First Union Common Stock.

VESTING

Employee contributions, rollovers, and qualified voluntary employee contribution accounts, as affected by investment results, are fully vested at all times. Effective July 28, 1998, all active employees who were participants in the Plan became 100% vested in employer matching contributions. For the remaining duration of the Plan all new participants were 100% vested immediately. Prior to July 28, 1998, employer contributions were 50% vested after 2 years of vesting service and 100% vested after 3 years of vesting service.

              CoreStates Employee Stock Ownership and Savings Plan

                          Notes to Financial Statements


1. DESCRIPTION OF THE PLAN (CONTINUED)

EXPENSES

The expenses of the Plan, including but not limited to legal and accounting fees, shall be paid by the Plan unless voluntarily paid by the Company. The expenses of the Plan were paid by the Company for the periods presented.

PAYMENT OF BENEFITS

Distributions from the Plan will be made when a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), becomes totally and permanently disabled or otherwise terminates employment with the Company. Subsequent to the blackout period participants must receive vested benefits as a lump-sum payment if the participants vested accrued benefit does not exceed $3,500.

Prior to the blackout period, a participant could receive vested benefits as a lump-sum payment or if the participant's vested accrued benefit exceeds $3,500, the participant may elect to receive equal annual installments over a period not exceeding ten years.

Included in assets available for benefits at December 31, 1998 and 1997 is approximately $10.5 million and $17 million, respectively, which represents the amount due to participants who have requested withdrawals.

LOANS

Active participants, terminated participants and beneficiaries with accrued benefits under the Plan may borrow funds from the Plan subject to requirements of the Plan. Loans advanced against employees' vested benefits in the Plan are deducted from the amount of any benefits which are payable to the participant upon termination.

WITHDRAWALS

A participant shall be permitted to withdraw all or a portion of the amount in the participant's after-tax contribution account subject to the restrictions or penalties as set forth in the Plan.

Participants who apply for a hardship withdrawal under IRS regulations, or who cease to be a participant in the Plan, may receive their deferred account balance in full.

              CoreStates Employee Stock Ownership and Savings Plan

                          Notes to Financial Statements


1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT

CoreStates, NA (CBNA) served as Trustee for the Plan through April 28, 1998. As a result of the acquisition, First Union National Bank (a subsidiary of First Union Corporation), became Trustee for the Plan through January 14, 1999 (date of merger into the First Union Corporation Savings Plan). First Union provides investment advisory and custodial services for the mutual funds held by the Plan.

The investment funds held by the Plan at December 31, 1998, were merged into certain investment options in the First Union Savings Plan. Other investment options are also available to participants.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments are stated at fair value. Fair values are determined as follows: (1) Common stock - on the basis of the last reported sales price on the last business day of the year; and (2) Mutual funds - at net asset value at the close of business on the last business day of the year. The cost of investments sold is determined on an average historical cost basis. Loans are carried at the outstanding principal balance. Dividends are recorded on the ex-dividend date. The First Union Stock Fund was converted to a unit-basis of accounting to enable the fund to be valued on a daily basis. Instead of owning shares of stock, participants own a number of units of the fund. The unit value for the First Union Common Stock Account and the First Union ESOP Stock Account at December 31, 1998 was $12.22.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

              CoreStates Employee Stock Ownership and Savings Plan

                          Notes to Financial Statements


3. LOANS PAYABLE

Upon the merger of the Plan into the First Union Corporation Savings Plan, First Union National Bank assumes all obligations of CoreStates Bank under the loan agreement dated October 27, 1994 pursuant to which Meridian Trust Company issued to Meridian Bancorp, Inc. its promissory note dated October 27, 1994, in the amount of $60,000,000. The loan repayment term is 20 years with equal annual payments of principal and interest. The scheduled amortization of the loan is $6,417,000 per year. The loan bears interest at 8.85%. The principal payments due are as follows:

      1999                               $  1,634,838
      2000                                  1,774,383
      2001                                  1,947,631
      2002                                  2,125,802
      2003                                  2,319,273

As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code. Shares vest fully upon allocation. Dividends on allocated shares may be either distributed or reinvested in Company stock at the discretion of the Company.

The borrowing is collaterized by the unallocated shares of stock and is guaranteed by the Company. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan for the year 1998 and 1997 present separately the assets and liabilities and changes therein pertaining to:

(a) the accounts of employees with vested rights in allocated stock (Allocated) and

(b) stock not yet allocated to employees (Unallocated).

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is required to vote all shares in the Plan, including unallocated shares, in proportion to the response received for participants and beneficiaries with respect to stock allocated to participant accounts.

              CoreStates Employee Stock Ownership and Savings Plan

                          Notes to Financial Statements

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                             SUPPLEMENTAL SCHEDULES

                                                                               1
              CoreStates Employee Stock Ownership and Savings Plan

                 Line 27a - Assets Held for Investment Purposes

                                December 31, 1998

                                          Description Of Investment
                                           Maturity Date, Rate of
Identity of Issue, Borrower, Lessor or    Interest, Par or Maturity
             Similar Party                          Rate                  Cost**           Current Value
-------------------------------------------------------------------------------------------------------------
*First Union Corporation Common
  Stock Fund                                    36,353,476 units                         $     444,391,441
*First Union ESOP Stock                          2,843,523 units                                34,753,220
*First Union Corporation                         3,341,480 shares
   ESOP Suspense Account                   of First Union Corporation
                                                  common stock                                 203,203,777
Valiant General Fund                          Temporary investment                               1,417,772
*Evergreen mutual funds:
    Evergreen Select Strategic
      Growth Fund                                9,092,184 units                               121,314,740

    Evergreen Select Fixed
      Income Fund                                2,341,668 units                                23,989,012

    Evergreen Select Equity Index
      Fund                                       4,340,811 units                                55,965,474

    Evergreen Money Market
      Fund                                      74,439,661 units                                75,677,593
    Evergreen Foundation Fund                    3,171,497 units                                77,259,074

    Evergreen International
      Growth Fund                                1,424,944 units                                11,338,748

    Evergreen Stock Selector
      Fund                                       5,311,162 units                                70,895,939

    Evergreen Select Income Plus
      Fund                                       1,356,465 units                                13,838,245

*Participant notes receivable        Interest rates ranging from 5.5% to 11%                    22,923,122
                                                                                       ----------------------
                                                                                         $   1,156,968,157
                                                                                       ======================

*Indicates a party-in-interest to the Plan.
** Historical cost information was not available.

              CoreStates Employee Stock Ownership and Savings Plan

                 Line 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998

                                                                                                        Selling
       Identity of Parties Involved                Description of Assets           Purchase Price        Price
---------------------------------------------------------------------------------------------------------------------
Category III - A series of transactions in a security issue aggregating in excess of 5% of plan assets

                                           CoreStates Financial Corp. Common
CoreStates                                    Stock                               $    14,032,212   $    34,824,064


CoreStates                                 CoreFund Cash Reserve Fund - Class Y       169,165,728       169,383,993

                                           First Union Corporation Common
First Union                                   Stock                                   435,958,261        64,104,358

First Union                                Evergreen Select Money Market               28,521,605        24,434,918




                                                                   Current Value of Assets on
       Identity of Parties Involved                    Cost                Transaction Date          Net Gain
-------------------------------------------------------------------------------------------------------------------

Category III - A series of transactions in a security issue aggregating in excess of 5% of plan assets


CoreStates                                        $  31,329,774         $    48,856,276           $    17,526,502


CoreStates                                          338,549,721             338,549,721                         -


First Union                                         491,938,648             500,062,619                 8,123,971

First Union                                          52,956,523              52,956,523                         -


There are no category I, II, or IV reportable transactions during the year ended December 31, 1998. "Lease rental" and "Expenses Incurred with Transactions" do not apply to the above listed transactions.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                           FIRST UNION CORPORATION SAVINGS PLAN
                           (successor to the CoreStates Employee Stock Ownership
                              and Savings Plan)


                               By:         /s/ Benjamin J. Jolley
                                     -------------------------------------------
                                     Name:  Benjamin J. Jolley
                                     Title:   Vice President


Date: June 29, 1999

                                  EXHIBIT INDEX


EXHIBIT NO.                         DESCRIPTION                                LOCATION
-----------                         -----------                                --------

(23)                                Consent of Independent Auditors           Filed herewith
